                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)*

                                 GameStop Corp.
                                (Name of Issuer)

                Class A Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                     1326380
                                 (CUSIP Number)

                            Merrill R. Steiner, Esq.
                       Stradley Ronon Stevens & Young LLP
                            2600 One Commerce Square
                        Philadelphia, Pennsylvania 19103
                                 (215) 564-8039

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 08, 2005

             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box. [ ]

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

     *The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise subject to the liabilities of that

                               Page 1 of 21 Pages

section  of the Act but  shall be  subject  to all other  provisions  of the Act
(however, see the Notes).

                               Page 2 of 21 Pages

CUSIP No.  1326380                  13D                       Page 3 of 21 Pages

1.   Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)
The Group is comprised of the following persons:
1.   James J. Kim
2.   Agnes C. Kim
3.   David D. Kim, as Trustee
4.   John T. Kim, as Trustee
5.   Susan Y. Kim, as Trustee
6.   David D. Kim Trust of 12/31/87
7.   John T. Kim Trust of 12/31/87
8.   Susan Y. Kim Trust of 12/31/87
9.   EB Nevada Inc.
10.  The Electronics Boutique, Inc.

2.   Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Not applicable; not organized

Number of      7. Sole Voting Power             Not applicable
Shares
Beneficially   8. Shared Voting Power           9,115,950 shares, or 21.48% of the common stock
Owned by
Each           9. Sole Dispositive Power        Not applicable
Reporting
Person With   10. Shared Dispositive Power      9,115,950 shares, or 21.48% of the common stock

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  9,115,950
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent  of Class  Represented  by Amount in Row (11)  21.48% of the common stock outstanding

14.  Type of Reporting Person* OO

CUSIP No.  1326380                     13D                    Page 4 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     James J. Kim

2.   Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

Number of      7. Sole Voting Power             0 shares, or 0% of the common stock outstanding
Shares
Beneficially   8. Shared Voting Power           9,115,920 shares, or 21.48% of the common stock
Owned by
Each           9. Sole Dispositive Power        0 shares, or 0% of the common stock outstanding
Reporting
Person With   10. Shared Dispositive Power      9,115,920 shares, or 21.48% of the common stock

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  9,115,920
     shares of common stock

12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by Amount in Row (11)  21.48% of the common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No.  1326380                     13D                    Page 5 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Agnes C. Kim

2.   Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

Number of      7. Sole Voting Power             Not applicable
Shares
Beneficially   8. Shared Voting Power           9,115,920 shares, or 21.48% of the common stock
Owned by
Each           9. Sole Dispositive Power        Not applicable
Reporting
Person With   10. Shared Dispositive Power      9,115,920 shares, or 21.48% of the common stock

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  9,115,920
     shares of common stock

12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by Amount in Row (11)  21.48% of the common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No.  1326380                     13D                    Page 6 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     David D. Kim, as Trustee

2.   Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
                                  United States Citizen

Number of      7. Sole Voting Power             0 shares, or 0% of the common stock outstanding
Shares
Beneficially   8. Shared Voting Power           9,115,883 shares, or 21.48% of the common stock
Owned by
Each           9. Sole Dispositive Power        0 shares, or 0% of the common stock outstanding
Reporting
Person With   10. Shared Dispositive Power      9,115,883 shares, or 21.48% of the common stock

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  9,115,883
     shares of common stock

12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by Amount in Row (11)  21.48% of the common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No.  1326380                     13D                    Page 7 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     John T. Kim, as Trustee

2.   Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

Number of      7. Sole Voting Power             0 shares, or 0% of the common stock outstanding
Shares
Beneficially   8. Shared Voting Power           9,115,883 shares, or 21.48% of the common stock
Owned by
Each           9. Sole Dispositive Power        0 shares, or 0% of the common stock outstanding
Reporting
Person With   10. Shared Dispositive Power      9,115,883 shares, or 21.48% of the common stock

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  9,115,883
     shares of common stock

12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by Amount in Row (11)  21.48% of the common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No.  1326380                     13D                    Page 8 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Susan Y. Kim, as Trustee

2.   Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

3.   SEC Use Only
4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

Number of      7. Sole Voting Power             0 shares, or 0% of the common stock outstanding
Shares
Beneficially   8. Shared Voting Power           9,115,883 shares, or 21.48% of the common stock
Owned by
Each           9. Sole Dispositive Power        0 shares, or 0% of the common stock outstanding
Reporting
Person With   10. Shared Dispositive Power      9,115,883 shares, or 21.48% of the common stock

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  9,115,883
     shares of common stock

12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by Amount in Row (11)  21.48% of the common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No.  1326380                     13D                    Page 9 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     David D. Kim Trust of 12/31/87

2.   Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship  or Place of  Organization
     Organized  in the  Commonwealth  of Pennsylvania

Number of      7. Sole Voting Power             0 shares, or 0% of the common stock outstanding
Shares
Beneficially   8. Shared Voting Power           9,115,883 shares, or 21.48% of the common stock
Owned by
Each           9. Sole Dispositive Power        0 shares, or 0% of the common stock outstanding
Reporting
Person With   10. Shared Dispositive Power      9,115,883 shares, or 21.48% of the common stock

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  9,115,883
     shares of common stock

12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by Amount in Row (11)  21.48% of the common stock outstanding

14.  Type of Reporting Person* OO

CUSIP No.  1326380                     13D                   Page 10 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     John T. Kim Trust of 12/31/87

2.   Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Organized in the Commonwealth of Pennsylvania

Number of      7. Sole Voting Power             0 shares, or 0% of the common stock outstanding
Shares
Beneficially   8. Shared Voting Power           9,115,883 shares, or 21.48% of the common stock
Owned by
Each           9. Sole Dispositive Power        0 shares, or 0% of the common stock outstanding
Reporting
Person With   10. Shared Dispositive Power      9,115,883 shares, or 21.48% of the common stock

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  9,115,883
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by Amount in Row (11)  21.48% of the common stock outstanding

14.  Type of Reporting Person* OO

CUSIP No.  1326380                     13D                   Page 11 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Susan Y. Kim Trust of 12/31/87

2.   Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Organized in the Commonwealth of Pennsylvania

Number of      7. Sole Voting Power             0 shares, or 0% of the common stock outstanding
Shares
Beneficially   8. Shared Voting Power           9,115,883 shares, or 21.48% of the common stock
Owned by
Each           9. Sole Dispositive Power        0 shares, or 0% of the common stock outstanding
Reporting
Person With   10. Shared Dispositive Power      9,115,883 shares, or 21.48% of the common stock

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  9,115,883
     shares of common stock

12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by Amount in Row (11)  21.48% of the common stock outstanding

14.  Type of Reporting Person* OO

CUSIP No.  1326380                     13D                   Page 12 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     EB Nevada Inc.

2.   Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Organized in the State of Nevada

Number of      7. Sole Voting Power             Not applicable
Shares
Beneficially   8. Shared Voting Power           9,115,873 shares, or 21.48% of the common stock
Owned by
Each           9. Sole Dispositive Power        Not applicable
Reporting
Person With   10. Shared Dispositive Power      9,115,873 shares, or 21.48% of the common stock

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  9,115,873
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent  of Class  Represented  by Amount in Row (11)  21.48% of the common stock outstanding

14.  Type of Reporting Person* CO

CUSIP No.  1326380                     13D                   Page 13 of 21 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     The Electronics Boutique, Inc.

2.   Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Organized in the Commonwealth of Pennsylvania

Number of      7. Sole Voting Power             Not applicable
Shares
Beneficially   8. Shared Voting Power           9,115,873 shares, or 21.48% of the common stock
Owned by
Each           9. Sole Dispositive Power        Not applicable
Reporting
Person With   10. Shared Dispositive Power      9,115,873 shares, or 21.48% of the common stock

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  9,115,873
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent  of Class  Represented  by Amount in Row (11)  21.48% of the common stock outstanding

14.  Type of Reporting Person* CO

Item 1. Security and Issuer.

     This Statement on Schedule 13D (the  "Schedule  13D") relates to the shares of Class A common  stock,  par value  $0.001  per  share  ("Common  Stock"),  of
GameStop Corp., a Delaware corporation (the "Company"), with its principal place of business at 625 Westport Parkway, Grapevine, Texas, 76051.

Item 2. Identity and Background.

     (a) This Schedule 13D is being filed by a group consisting of James J. Kim,
Agnes C. Kim, David D. Kim, as Trustee,  John T. Kim, as Trustee,  Susan Y. Kim,
as Trustee (the "Kim Family"), David D. Kim Trust of 12/31/87, John T. Kim Trust
of 12/31/87,  Susan Y. Kim Trust of 12/31/87 (the "Kim Trusts"), EB Nevada Inc.,
a  Nevada  corporation,  and The  Electronics  Boutique,  Inc.,  a  Pennsylvania
corporation,  (the "Kim  Companies" and together with the Kim Family and the Kim
Trusts, the "Reporting Persons"). Attached as Schedule I hereto and incorporated herein by reference is a list  containing  the (a) name,  (b)  citizenship,  (c)
present  principal  occupation  or  employment,  and  (d)  the  name,  principal business,  and address of any  corporation or other  organization  in which such employment is conducted,  of each director and executive  officer of each of the
Kim Companies.

     (b) The principal business address for the Kim Family and the Kim Trusts is
1345 Enterprise Drive, West Chester, Pennsylvania, 19380. The principal business address  for EB Nevada  Inc.  is 2251A  Renaissance  Drive,  Suite 4, Las Vegas,
Nevada, 89119. The principal business address for The Electronics Boutique, Inc.
is 931 South Matlack Street, West Chester, Pennsylvania, 19382.

     (c) Attached as Schedule II hereto and incorporated  herein by reference is a list containing (a) the present principal occupation or employment and (b) the name,  principal business,  and address of any corporation or other organization in which such  employment  is conducted,  of each member of the Kim Family.  The principal  business  of the Kim  Trusts  is  purchasing,  holding,  and  selling securities and other assets for investment  purposes.  The principal business of
EB Nevada Inc. is purchasing, holding, and selling securities of the Company for investment purposes. The principal business of The Electronics Boutique, Inc. is purchasing,  holding,  and selling  securities of EB Nevada Inc. for  investment purposes.

     (d) None of the  Reporting  Persons  has  during  the last five  years been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors)  or  been  a  party  to  a  civil  proceeding  of  a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding was or is  subject  to a  judgment,  decree  or  final  order  enjoining  future violations of state  securities  laws or finding any  violation  with respect to such laws.

     (e) To the knowledge of the Reporting Persons,  during the last five years, none of the directors or officers of the Kim  Companies has been  convicted in a criminal  proceeding  (excluding traffic violations or similar  misdemeanors) or been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) For each  Reporting  Person,  the  response to Row 6 on the cover page, indicating  the  citizenship  or  place  of  organization  of  such  person,  is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The Class A common stock shares of GameStop Corp., were acquired in exchange for shares of common  stock in  Electronics  Boutique  Holdings  Corp.,  as  further described in Item 5(c).

Item 4. Purpose of Transaction.

                              Page 14 of 21 Pages

        Not Applicable.

Item 5. Interest in Securities of the Company.

     (a) For each  Reporting  Person,  the response to Row 11 on the cover page, indicating  the  aggregate  number  and  percentage  of shares  of Common  Stock
beneficially  owned  by  each  Reporting  Person,  is  incorporated   herein  by
reference.  The  ownership  percentages  were  calculated  based  on  42,434,818 outstanding  shares  of  Class A Common  Stock  as of  October  17,  2005.  Each
Reporting  Person  states  that the  filing  of this  Schedule  13D shall not be construed as an  admission  that such  Reporting  Person is, for the purposes of
Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of the shares of Common Stock reported as beneficially  owned by the other
Reporting Persons in this Schedule 13D.

     (b) For each  Reporting  Person,  the  response to Row 7 on the cover page, indicating  the number of shares as to which  such  person has the sole power to vote or to direct the vote, is incorporated herein by reference.

     For  each  Reporting  Person,  the  response  to Row 8 on the  cover  page, indicating  the  aggregate  number of shares as to which such  person has shared power to vote or to direct the vote, is incorporated herein by reference.

     For  each  Reporting  Person,  the  response  to Row 9 on the  cover  page, indicating  the number of shares as to which  such  person has the sole power to dispose or to direct the disposition, is incorporated herein by reference.

     For each  Reporting  Person,  the  response  to Row 10 on the  cover  page, indicating  the number of shares as to which such person has the shared power to dispose or to direct the disposition, is incorporated herein by reference.

     (c)  Pursuant to an Agreement  and Plan of Merger (the "Merger  Agreement")
among Electronics  Boutique  Holdings Corp.  ("EB"),  GameStop Corp.,  GameStop,
Inc., a Minnesota  corporation,  GSC  Holdings  Corp.,  a Delaware  corporation,
Cowboy  Subsidiary LLC, a Delaware limited liability  company,  Eagle Subsidiary
LLC,  a Delaware  limited  liability  company,  shares of EB were  exchanged  on
October 8th, 2005 at a closing held at the offices of Bryan Cave LLP (counsel to
GameStop Corp.) New York, New York as follows:

          James J. Kim and Agnes C. Kim  exchanged  60  shares of EB they  owned jointly and severally for 47 shares of GameStop Corp.,  which they own jointly and severally. (1)

          David D. Kim, as Trustee,  exchanged  13 shares of EB for 10 shares of
          GameStop Corp.(1)

          John T. Kim,  as Trustee,  exchanged  13 shares of EB for 10 shares of
          GameStop Corp.(1)

          Susan Y. Kim, as Trustee,  exchanged  13 shares of EB for 10 shares of
          GameStop Corp.(1)

          David D. Kim Trust of 12/31/87 exchanged 13 shares of EB for 10 shares of GameStop Corp.(1)

          John T. Kim Trust of 12/31/87  exchanged 13 shares of EB for 10 shares of GameStop Corp.(1)

          Susan Y. Kim Trust of 12/31/87 exchanged 13 shares of EB for 10 shares of GameStop Corp.(1)

          EB Nevada Inc. exchanged  11,569,100 shares of EB for 9,115,873 shares of GameStop Corp.(1)

          The Electronics  Boutique,  Inc. exchanged 11,569,100 shares of EB for
          9,115,873 shares of GameStop Corp.(1)

                              Page 15 of 21 Pages

          James J. Kim disposed of 260,894 shares in EB options,  as reported on a Form 4 dated  September  12,  2005.  Susan Y. Kim disposed of 15,001 shares in EB  options,  as reported  on a Form 4 dated  September  12,
          2005.

               1.   The Kim Trusts, which are the David D. Kim Trust of December
                    31, 1987, the John T. Kim Trust of December 31, 1987 and the
                    Susan Y. Kim Trust of December 31,  1987,  with David D. Kim as trustee of the David D. Kim Trust of December  31,  1987,
                    Susan  Y.  Kim as  trustee  of the  Susan  Y.  Kim  Trust of
                    December  31, 1987 and John T. Kim as trustee of the John T.
                    Kim  Trust of  December  31,  1987,  may be  deemed  to hold indirectly  9,115,873  shares of Class A common stock in the
                    Company through The Electronics Boutique, Inc. and EB Nevada
                    Inc. The trust agreement for each of these trusts authorizes the  trustees  of the  trusts  to vote the  shares of common stock held by The Electronics  Boutique,  Inc. and EB Nevada
                    Inc,  in their  discretion,  in  concert  with  James  Kim's family.  EB Nevada Inc. is a wholly-owned  subsidiary of The
                    Electronics  Boutique,  Inc., all of the outstanding capital stock of  which  is  owned by James J. Kim and  Agnes C. Kim
                    (the parents of Susan Y. Kim,  John T. Kim and David D. Kim)
                    and the Kim Trusts listed above.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Company.

     EB Nevada Inc. is a wholly-owned  subsidiary of The  Electronics  Boutique,
Inc., all of the outstanding capital stock of which is owned by James J. Kim and
Agnes C. Kim (the parents of Susan Y. Kim, John T. Kim and David D. Kim) and the
Kim Trusts,  which are the David D. Kim Trust of December 31, 1987,  the John T.
Kim Trust of December  31, 1987 and the Susan Y. Kim Trust of December 31, 1987.
David D. Kim is the  trustee  of the David D. Kim Trust of  December  31,  1987,
Susan Y. Kim is the trustee of the Susan Y. Kim Trust of  December  31, 1987 and
John T. Kim is the trustee of the John T. Kim Trust of December  31,  1987.  The
trust  agreement for each of these trusts  authorizes the trustees of the trusts to vote  the  shares  of  Common  Stock  common  stock  held by The  Electronics
Boutique,  Inc.  and EB Nevada Inc, in their  discretion,  in concert with James
Kim's family.

Item 7. Material Filed as Exhibits.

          Schedule I - Directors and Executive Officers.
          Schedule II - Kim Family.

                                   SIGNATURES

     After  reasonable  inquiry and to the best of our knowledge and belief,  we certify that the information  set forth in this statement is true,  complete and correct.

Dated:   October 17, 2005

/s/ James J. Kim*
_____________________________                            October 17, 2005
James J. Kim

/s/ Agnes C. Kim*
_____________________________                            October 17, 2005
Agnes C. Kim

                              Page 16 of 21 Pages

/s/ David D. Kim*
_____________________________                            October 17, 2005
David D. Kim, as Trustee

/s/ John T. Kim*
_____________________________                            October 17, 2005
John T. Kim, as Trustee

/s/ Susan Y. Kim*
_____________________________                            October 17, 2005
Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:      /s/ David D. Kim*
         ______________________                          October 17, 2005
         David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:      /s/ John T. Kim*
         ______________________                          October 17, 2005
         John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:      /s/ Susan Y. Kim*
         ______________________                          October 17, 2005
         Susan Y. Kim, as Trustee

EB Nevada Inc.

By:      /s/ Susan Y. Kim*
         ______________________                          October 17, 2005
         Name: Susan Y. Kim
         Title: Senior Vice President

The Electronics Boutique, Inc.

By:      /s/ Memma S. Kilgannon
         ______________________                          October 17, 2005
         Name: Memma S. Kilgannon
         Title: Assistant Secretary

         /s/ Memma S. Kilgannon
_______________________________________                  October 17, 2005
 *Memma S. Kilgannon, as attorney in fact
 for each reporting person indicated, pursuant to
 powers-of attorney previously filed with the
 Securities and Exchange Commission

                              Page 17 of 21 Pages

                                    EXHIBIT A

This Agreement made by the undersigned  persons  certifies that each undersigned person  agrees that the  statement  on Schedule  13D to which this  Exhibit A is attached  is filed on  behalf of each of them and the  Group.  The  "Group"  (as defined in Rule 13d-5(b)) may be deemed to be composed of the following persons:

                  James J. Kim
                  Agnes C. Kim
                  David D. Kim, as Trustee
                  John T. Kim, as Trustee
                  Susan Y. Kim, as Trustee
                  David D. Kim Trust of 12/31/87
                  John T. Kim Trust of 12/31/87
                  Susan Y. Kim Trust of 12/31/87
                  EB Nevada Inc.
                  The Electronics Boutique, Inc.

Each  undersigned  person further agrees that the  information as it pertains to each  undersigned  is accurate and complete,  and that each  undersigned  has no knowledge  or reason to  believe  that  information  as it  relates to the other persons making this filing is inaccurate.

/s/ James J. Kim*
_____________________________                            October 17, 2005
James J. Kim

/s/ Agnes C. Kim*
_____________________________                            October 17, 2005
Agnes C. Kim

/s/ David D. Kim*
_____________________________                            October 17, 2005
David D. Kim, as Trustee

/s/ John T. Kim*
_____________________________                            October 17, 2005
John T. Kim, as Trustee

/s/ Susan Y. Kim*
_____________________________                            October 17, 2005
Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:      /s/ David D. Kim*
         ______________________                          October 17, 2005
         David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:      /s/ John T. Kim*
         ______________________                          October 17, 2005
         John T. Kim, as Trustee

                              Page 18 of 21 Pages

Susan Y. Kim Trust of 12/31/87

By:      /s/ Susan Y. Kim*
         ______________________                          October 17, 2005
         Susan Y. Kim, as Trustee

EB Nevada Inc.

By:      /s/ Susan Y. Kim*
         ______________________                          October 17, 2005
         Name: Susan Y. Kim
         Title: Senior Vice President

The Electronics Boutique, Inc.

By:      /s/ Memma S. Kilgannon
         ______________________                          October 17, 2005
         Name: Memma S. Kilgannon
         Title: Assistant Secretary

         /s/ Memma S. Kilgannon
_______________________________________                  October 17, 2005
 *Memma S. Kilgannon, as attorney in fact
 for each reporting person indicated, pursuant to
 powers-of attorney previously filed with the
 Securities and Exchange Commission

                              Page 19 of 21 Pages

                                   Schedule I

                        Directors and Executive Officers

                                 EB NEVADA INC.

------------------- --------------------------- --------------- ------------------------------------------------------
       Name                   Title              Citizenship     Principal Occupation or Employment (including name,
                                                                 principal business, and address of any corporation
                                                                  or other organization in which such employment is
                                                                                     conducted)
------------------- --------------------------- --------------- ------------------------------------------------------
James J. Kim        Director, President &       United States   Chairman of the Board, Electronics Boutique Holdings
                    Chief Executive Officer                     Corp.; Chairman of the Board and Chief Executive
                                                                Officer, Amkor Technology, Inc., 1345 Enterprise
                                                                Drive, West Chester, PA  19380;
                                                                President and Director, EB Services Corporation;
                                                                President, The Electronics Boutique, Inc.; and
                                                                President and Director, EB Nevada Inc.
------------------- --------------------------- --------------- ------------------------------------------------------
Susan Y. Kim        Director, Senior Vice       United States   Director, Electronics Boutique Holdings Corp.;
                    President, Chief                            Treasurer, EB Services Corporation; Treasurer, The
                    Financial Officer,                          Electronics Boutique, Inc.; and Director, Secretary
                    Secretary & Treasurer                       and Treasurer, EB Nevada Inc.
------------------- --------------------------- --------------- ------------------------------------------------------
Agnes C. Kim        Director                    United States   Director, EB Nevada Inc.; Director, The Electronics
                                                                Boutique, Inc.
------------------- --------------------------- --------------- ------------------------------------------------------

                         THE ELECTRONICS BOUTIQUE, INC.

--------------------- ------------------- -------------------- -------------------------------------------------------
        Name                Title             Citizenship       Principal Occupation or Employment (including name,
                                                               principal business, and address of any corporation or
                                                                   other organization in which such employment is
                                                                                     conducted)
--------------------- ------------------- -------------------- -------------------------------------------------------
    James J. Kim          President          United States     Chairman of the Board, Electronics Boutique Holdings
                                                               Corp.; Chairman of the Board and Chief Executive
                                                               Officer, Amkor Technology, Inc., 1345 Enterprise
                                                               Drive, West Chester, PA  19380;
                                                               President and Director, EB Services Corporation;
                                                               President, The Electronics Boutique, Inc.; and
                                                               President and Director, EB Nevada Inc.
--------------------- ------------------- -------------------- -------------------------------------------------------
    Susan Y. Kim          Treasurer          United States     Director, Electronics Boutique Holdings Corp.;
                                                               Treasurer, EB Services Corporation; Treasurer, The
                                                               Electronics Boutique, Inc.; and Director, Secretary
                                                               and Treasurer, EB Nevada Inc.
--------------------- ------------------- -------------------- -------------------------------------------------------
    Agnes C. Kim           Director          United States     Director, EB Nevada Inc.; and Director, The
                                                               Electronics Boutique, Inc.
--------------------- ------------------- -------------------- -------------------------------------------------------
  Memma Kilgannon         Assistant          United States     Assistant Secretary, The Electronics Boutique, Inc.;
                          Secretary                            and Assistant Secretary, EB Services Corporation.
--------------------- ------------------- -------------------- -------------------------------------------------------

                              Page 20 of 21 Pages

                                   Schedule II

                                   Kim Family

--------------------- ------------------------------------------------------------------------------------------------
        Name            Principal Occupation or Employment (including name, principal business, and address of any corporation or other organization in which such employment is conducted)
--------------------- ------------------------------------------------------------------------------------------------
James J. Kim          Chairman of the Board, Electronics Boutique Holdings Corp.; Chairman of the Board and Chief
                      Executive Officer, Amkor Technology, Inc., 1345 Enterprise Drive, West Chester, PA  19380;
                      President and Director, EB Services Corporation; President, The Electronics Boutique, Inc.;
                      and President and Director, EB Nevada Inc.

--------------------- ------------------------------------------------------------------------------------------------
Agnes C. Kim          Director, EB Nevada Inc.; Director, The Electronics Boutique, Inc.

--------------------- ------------------------------------------------------------------------------------------------
Susan Y. Kim          Director, Electronics Boutique Holdings Corp.; Treasurer, EB Services Corporation; Treasurer,
                      The Electronics Boutique, Inc.; and Director, Secretary and Treasurer, EB Nevada Inc.

--------------------- ------------------------------------------------------------------------------------------------
David D. Kim          Private Investor, 569 Portlock Road, Honolulu, HI 96825

--------------------- ------------------------------------------------------------------------------------------------
John T. Kim           Director, Amkor Technology, Inc., 1900 S. Price Road, Chandler, AZ  85248.

--------------------- ------------------------------------------------------------------------------------------------

                              Page 21 of 21 Pages